200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

CHELSEA M. CHILDS chelsea.childs@dechert.com +1 617 728 7128 Direct +617 275 8419 Fax

July 27, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post Effective Amendment No. 173 to the Registration Statement of Russell Investment Company Filed on May 9, 2012

Dear Ms. Browning:

Pursuant to your request, this letter responds to certain comments you provided to Jill Damon in a telephonic discussion on June 29, 2012 regarding the Prospectus and SAI contained in Post-Effective Amendment No. 173 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2012. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	Please clarify what the term “overwriting” means with respect to the Fund’s strategy, as it is unclear how the Fund will engage in writing call options to achieve its investment objective of providing “total return with

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lower volatility than U.S. equity markets.” For example, please clarify whether the Fund will overwrite the entire investment portfolio. In addition, please clarify whether the Fund will write options as a means of seeking capital appreciation.

Response:

In response to this comment, Registrant has included the following sentence in the “Principal Investment Strategies of the Fund” section:

The combination of buying common stocks and selling call options is known as “call overwriting.”

With respect to whether the Fund will overwrite the entire investment portfolio, Registrant notes that, as stated in the “Principal Investment Strategies – Writing Index Call Options” section, “[t]he percentage of the Fund’s portfolio value against which index options are written may vary over time” and that “[i]n certain high volatility market environments . .. . RIMCo may . . . reduc[e] the percentage of the Fund’s portfolio value over which call options are written . . . . In these situations, RIMCo expects that at least 25% of the Fund’s portfolio value will remain overwritten.” In addition, the Fund has revised the “Principal Investment Strategies of the Fund” section to clarify that in order to seek to achieve its objective of total return with lower volatility than the U.S. equity markets, the Fund “seeks gains from writing call options and from its equity portfolio and seeks income from dividends on stocks held.”

Registrant further notes that the following disclosure in the “Principal Investment Strategies – Writing Index Call Options” section also provides a more fulsome discussion regarding the Fund’s call overwriting strategy:

As the writer of the index call option, the Fund receives cash (the “premium”) from the purchaser. The purchaser of an index call option has the right to any appreciation in the value of the index over a fixed price (the “exercise price”) on a certain date in the future (the “expiration date”). If the purchaser does not exercise the option, the Fund retains the premium. If the purchaser exercises the option, the Fund pays the purchaser the difference between the value of the index and the exercise price of the option. The premium, the exercise price and the value of the index determine the gain or loss realized by the Fund as the writer of the index call option. The Fund may also buy back a call option prior to the expiration date, ending its obligation. In this case, the difference between the cost of buying back the option and the premium received will determine the gain or loss realized by the Fund.

3.	Comment:	The “Principal Investment Strategies of the Fund” section states that “[t]he Fund seeks gains from call option premiums and its equity portfolio and income from dividends on stocks held.” Please clarify what “seeks gains” means in plain English.

Response:

As discussed in response to Comment 2, Registrant believes that the “Principal Investment Strategies – Writing Index Call Options” section accurately describes how the Fund seeks gains by writing call options. In addition, Registrant has revised the relevant sentence in the “Principal Investment Strategies of the Fund” section as follows:

The Fund seeks gains from writing call options and from its equity portfolio and seeks income from dividends on stocks held.

4.	Comment:	The “Principal Investment Strategies of the Fund” section states that “[t]he Fund also writes (sells) index call options and call options on exchange-traded funds” (“ETFs”). Please clarify why the Fund will write options on ETFs, whether such instruments entail any unique risks and whether there are any ramifications of these investments under Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”).

	Response:	In response to this comment, Registrant notes that options on ETFs typically display higher implied volatility than exchange-traded index options. By selling options on instruments with higher levels of implied volatility, the Fund expects to receive a higher premium than it would receive for selling options on instruments with lower implied volatility. In addition, Registrant has added the following “ETF Option Writing Risk” to the “Risks” section of the Prospectus:

The Fund may write call options on ETFs that track an index. The strike price of a call option on an ETF relates to the ETF’s market price. Because ETF shares trade at market prices rather than net asset value (“NAV”), ETF shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). When the Fund has written a call option on an ETF that tracks an index and is trading at a premium to its NAV, the Fund may lose money on its written call option because the multi-factor quantitative model that guides the option’s strike price is based on the price of the ETF’s index and not the ETF’s market price.

Finally, Registrant confirms that writing options on ETFs that track an index does not raise concerns under Section 12(d)(1) of the 1940 Act, as the options will be cash settled, and do not involve the purchase or acquisition of a security issued by another investment company.

5.	Comment:	Please move the cross-reference in the last sentence of the second paragraph of the “Fees and Expenses of the Fund” section (“Please see the Expense Notes section of the Fund’s Prospectus . . . .”) and incorporate it into the preceding sentence in accordance with Form N-1A (the “Form”).

	Response:	Registrant respectfully declines to relocate the cross-reference to the preceding sentence as that sentence specifically addresses sales charge discounts, which are discussed in more detail in the “Front-End Sales Charges” and “More About Deferred Sales Charges” sections, and adding a reference to the “Expense Notes” section may be confusing to potential and current investors. While Registrant recognizes that the Instructions to the Form do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the fees and expenses of the Fund, and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

6.	Comment:	In the “Shareholder Fees” table for the Fund, please revise the “Maximum Deferred Sales Charge (Load)” line item to include the information contained in the footnote.

	Response:	Registrant respectfully declines to relocate the information contained in the footnote to the “Maximum Deferred Sales Charge (Load)” line item. Instruction 2(a)(i) to Item 3 permits Registrant to include, in a footnote to the “Maximum Deferred Sales Charge (Load)” line item, a narrative explanation of the sales charge. Registrant believes that its placement of the information in a footnote is consistent with this instruction and also believes that such placement facilitates an investor’s understanding of the “Shareholder Fees” table.

7.	Comment:	Please confirm whether a separate line item in the “Annual Fund Operating Expenses” table for “Acquired Fund Fees and Expenses” is appropriate.

	Response:	In response to this comment, Registrant has deleted the “Acquired Fund Fees and Expenses” line item.

8.	Comment:	In the footnote to the “Annual Fund Operating Expenses” table, please clarify the Fund’s expense cap arrangement. Additionally, please confirm that the contractual fee waiver has been filed as an exhibit.

	Response:	Registrant notes that until February 28, 2014, the Fund’s investment adviser will limit direct Fund-level expenses, excluding extraordinary expenses, to 0.77% of the Fund’s average daily net assets by waiving up to the full amount of its advisory fee and reimbursing the Fund for additional expenses, as necessary. Registrant believes that the current disclosure in the footnote clearly expresses this arrangement.

Additionally, Registrant confirms that the contract relating to the waiver of advisory fees and reimbursement of direct Fund-level expenses has been filed as an exhibit. Accordingly, no changes have been made in response to this comment.

9.	Comment:	In the “Example” section of the Risk/Return Summary, please delete the last two sentences of the introductory narrative explanation to conform to the language contained in Item 3 of the Form.

	Response:	Instruction 1(b) to Item 3 of the Form permits Registrant to modify the narrative explanations provided in the Form if the explanation contains comparable information. Accordingly, Registrant respectfully declines to revise the introductory text to the “Example” section, as it believes that the current introduction contains comparable information and is necessary to understand the presentation of the information.

10.	Comment:	The “Principal Investment Strategies of the Fund” section states that the Fund “invests principally in equity securities economically tied to the U.S. . . . ..” Please include the Fund’s definition of “economically tied to the U.S.” in its Item 9 disclosure.

Response:

In response to this comment, Registrant has added the following language to the “Principal Investment Strategies” section:

In determining if a security is economically tied to the U.S., the Fund generally looks to the country of incorporation of the issuer as listed on Bloomberg, a widely recognized provider of market information. However, RIMCo may determine a security is economically tied to the U.S. based on other factors, such as an issuer’s country of domicile, where more than 50% of an issuer’s revenues are generated or where an issuer’s primary exchange is located. As a result, a security may be economically tied to more than one country.

11.	Comment:	Please confirm that all investment strategies and risks disclosed in Item 4 are, in fact, principal or revise accordingly.

	Response:	Registrant confirms that all investment strategies and risks disclosed in Item 4 are principal.

12.	Comment:	Please clarify how the multi-factor quantitative model is used to select stocks for the Fund’s equity portfolio.

	Response:	As discussed in the “Principal Investment Strategies” section, the Fund uses a multi-factor quantitative model that is designed to select stocks from the Russell 1000 Index and S&P 500 Index that will generate returns similar to those of the Fund’s benchmark, the S&P 500 Index. The model also considers other factors, such as predicted dividend yield and potential tax implications, when selecting stocks. Registrant believes that its current disclosure regarding the multi-factor quantitative model provides sufficient information for potential and existing investors and no changes have been made in response to this comment.

13.	Comment:	In the “Principal Investment Strategies” section, please disclose any credit quality limitations on the Fund’s debt investments and who will provide such credit ratings.

Response:

In response to this comment, Registrant has added the following language to the “Principal Investment Strategies” section:

The Fund will invest principally in securities of “investment grade” quality at the time of purchase, meaning either that a nationally recognized statistical rating organization (for example, Moody’s Investor Service, Inc., Standard & Poor’s Rating Service, or Fitch Investors Service, Inc.) has rated the securities Baa3 or BBB- (or the equivalent) or better, or RIMCo has determined the securities to be of comparable quality.

14.	Comment:	Please clarify in plain English the term “pooled investment vehicles” in the “Principal Investment Strategies of the Fund” section.

	Response:	In response to this comment, Registrant has revised the disclosure as follows: The Fund may invest in pooled investment vehicles, including other investment companies.

15.	Comment:	Please delete any cross-references that appear pre-Item 8 unless required by the Form.

	Response:	Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to the Form do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund, and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

16.	Comment:

Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a.      The Fund discloses in its “Principal Investment Strategies” section that it invests in “derivatives, which typically include . . . .” Please list the specific types of derivatives in which the Fund invests.

b.      The Fund’s “Principal Investment Strategies” section uses the phrase “or through the use of various instruments.” Please remove this phrase and provide a complete list of the specific instruments.

	Response:	Registrant has reviewed the documents for the use of open-ended terms and phrases. Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. In addition, with respect to each specific example noted above, please see below.

a.      Registrant notes that the “Principal Investment Strategies” section for the Fund enumerates the derivatives in which the Fund principally invests. While the Fund may non-principally invest in other types of derivative instruments, the universe of derivative instruments is subject to change and it is not practical to provide an exhaustive list of such non-principal derivative instruments. Accordingly, no changes have been made in response to this comment.

b.      Registrant notes that the phrase “or through the use of various instruments” is followed by a list of examples of such instruments. In addition, this paragraph directs investors to the “Investment Objective and Investment Strategies” section, which provides further information. Accordingly, no changes have been made in response to this comment.

17.	Comment:	To the extent applicable, please revise the “Leveraging Risk” disclosure to clarify that such risk only arises in connection with the Fund’s use of derivatives.

	Response:	The current disclosure in both the “Derivatives Risk” and “Leveraging Risk” sections states that the use of derivatives may create leveraging risk. In light of this disclosure, no changes have been made in response to this comment.

18.	Comment:	Please confirm whether the Fund will invest in American Depositary Receipts (“ADRs”) as a principal strategy.

	Response:	Registrant confirms that the Fund will invest in ADRs only as a non-principal strategy.

19.	Comment:	Please include “Common Stock Risk” as a principal risk in the Fund’s

Risk/Return Summary section, given that the “Principal Investment Strategies of the Fund” section describes investing in common stocks as a principal strategy.

	Response:	Registrant respectfully declines to include “Common Stock Risk” in the Fund’s Risk/Return Summary section, as it believes that the risks of investing in common stocks are sufficiently and accurately summarized in the current “Equity Securities” risk factor.

20.	Comment:	In the “Principal Risks of Investing in the Fund” section, please create separate capitalization size risks instead of including such risks within “Equity Securities” risk.

	Response:	Registrant respectfully declines to create separate capitalization size risks given that the current disclosure discusses such risks and, per Item 4(b) of Form N-1A, “summarize[s] the principal risks of investing in the Fund . . . .”

21.	Comment:	Please confirm that the “How to Purchase Shares” and “How to Redeem Shares” sections conform to Item 6 of the Form or revise accordingly.

	Response:	Registrant confirms that its Item 6 disclosure conforms to the requirements of the Form, does not provide unnecessary information and is organized in a clear, easily understood format. Accordingly, no changes were made in response to this comment.

22.	Comment:	In the second paragraph of the “Investment Objective and Investment Strategies” section, please disclose the possibility that a Fund merger may result in higher fees and/or a different investment strategy.

Response:

In response to this comment, Registrant has revised the relevant sentence as follows:

The Board may, if it deems appropriate to do so, authorize the liquidation or merger of the Fund without shareholder approval in circumstances where shareholder approval is not otherwise required by the Investment Company Act of 1940.

23.	Comment:	Please confirm that any strategy or risk listed in Item 9 of the Form has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly. For example, Item 9 states that the Fund may invest in common stocks and “equity-equivalent securities,” but no corresponding disclosure appears in Item 4.

	Response:	Registrant confirms that any principal strategy or principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa. With respect to the term “equity-equivalent securities” in Item 9, Registrant believes that the Fund’s investment in such securities is accurately summarized in Item 4 by the statement that “[t]he Fund invests principally in equity securities . .. . .”

24.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal investment strategies and risks are disclosed in the SAI, please confirm that all principal investment strategies and risks are also disclosed in the Prospectus or revise accordingly. To the extent that principal risks and strategies are disclosed in the SAI, please ensure they are clearly distinguished and identified as such (e.g., through the use of headings, etc.).

	Response:	Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from one another.

25.	Comment:	With respect to Investment Restriction 4 in the “Investment Restrictions, Policies and Certain Investments” section of the SAI, please consider revising the language that “this restriction applies constantly” in order to allow the Fund to avail itself of the three-day window for coming back into compliance with borrowing restrictions permitted under the 1940 Act.

	Response:	Registrant has reviewed this disclosure and believes that the current language clearly expresses that Investment Restriction 4 applies on an ongoing basis and does not limit the Fund’s ability to avail itself of the three-day window. Accordingly, no changes have been made in response to this comment.

26.	Comment:	In the “Investment Restrictions, Policies and Certain Investments” section of the SAI, please add a non-fundamental policy stating that the Fund will not purchase additional securities while outstanding cash borrowings exceed 5% of total assets.

	Response:	Registrant notes that the “Investment Restrictions, Policies and Certain Investments” section currently contains the following language: “The Fund will not purchase additional securities while outstanding cash borrowings exceed 5% of total assets.” Accordingly, no changes have been made in response to this comment.

27.	Comment:	In the “Investment Restrictions, Policies and Certain Investments” section of the SAI, please disclose the Fund’s non-fundamental policy regarding investments in illiquid securities.

	Response:	In response to this comment, Registrant has included disclosure regarding “Illiquid and Restricted Securities” in the “Investment Strategies and Portfolio Instruments” section of the SAI.

28.	Comment:	Please confirm whether the Fund may invest in reverse repurchase agreements. If the Fund is permitted to invest in reverse repurchase agreements, please disclose that fact in the SAI, along with the percentage of total assets that may be invested in reverse repurchase agreements. In addition, if the Fund will engage in reverse repurchase agreements, please consider revising the sentence “[t]he Fund may not borrow money for purposes of leveraging or investment” from the “Investment Restrictions, Policies and Certain Investments” section to account for investments in reverse repurchase agreements.

Response:	The Fund will not invest in reverse repurchase agreements. Accordingly, no changes have been made in response to this comment.

Please call me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	John V. O’Hanlon

Mary Beth Rhoden